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SEC FILE NUMBER
001-31904

CUSIP NUMBER
15200E204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 1, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Centerplate, Inc.

Full Name of Registrant
Volume Services America Holdings Inc.

Former Name if Applicable
2187 Atlantic Street, 6th Floor

Address of Principal Executive Office (Street and Number)
Stamford, Connecticut 06902

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)

     As previously announced, the Company has initiated a process to evaluate a range of capital structure and other alternatives, and is vigorously pursuing several alternatives. This effort has absorbed a significant portion of management’s time and resources with the result that the Company is unable to complete its Form 10-Q for the second fiscal quarter ended July 1, 2008 within the prescribed time period. The Company expects to file its Form 10-Q on or before August 14, 2008.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Rina E. Terán	203	975-5906
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company typically experiences an operating loss in the first fiscal quarter due to the seasonal nature of its business. For the first quarter of 2008, the Company expects to report net sales of $133.2 million, an operating loss of $10.4 million and a net loss of $11.2 million, as compared to net sales of $125.3 million, an operating loss of $5.5 million and a net loss of $8.0 million in the first quarter of fiscal 2007. The principal cause of the increase in operating loss was a softness in its convention center business.

Centerplate, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2008	By	/s/ Kevin F. McNamara

Name: Kevin F. McNamara
Title: Executive Vice President & CFO